SCHEDULE 13G

                               (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13-1(b),
      (c) AND (d)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2.

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*



                              Bruker AXS Inc.
                      --------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $0.01 Per Share
                      --------------------------------
                       (Title of Class of Securities)


                                 11679P101
                      --------------------------------
                               (CUSIP Number)


                             December 31, 2001
                      --------------------------------
          (Date of Event Which Requires filing of this Statement)



          Check the appropriate box to designate the rule pursuant
                      to which this Schedule is filed:

                           [   ]   Rule 13-1(b)

                           [   ]   Rule 13-1(c)

                           [ X ]   Rule 13-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required In the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 11679P101                 13G                     PAGE 2 OF 8 PAGES

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only)

    Thomas Weisel Partners Group LLC                            94-3310171

2.  Check the Appropriate Box if a member of a Group         (a) [   ]
    (See Instructions.)                                      (b) [ X ]


3.  SEC Use Only

4.  Citizenship or Place of Organization

     Delaware

  NUMBER OF        5.      SOLE VOTING POWER
                           0
   SHARES
                   6.      SHARED VOTING POWER
 BENEFICIALLY              5,230,769

OWNED BY EACH      7.      SOLE DISPOSITIVE POWER
                           0
PERSON WITH
                   8.      SHARED DISPOSITIVE POWER
                           5,230,769

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,230,769 Shares, comprised of (i) the 5,213,538 shares owned by TWCP LLC, and (ii) 17,231 shares owned by a general partnership which is managed by an officer of TWP Group.

10. Check if the Aggregate in Row (9) Excludes Certain Shares    [   ]
    (See Instructions.)

11. Percent of Class Represented by Amount in Row (9)

    Approximately 9.5%

12. Type of Reporting Person (See Instructions.)

          HC, OO

CUSIP NO. 11679P101                 13G                     PAGE 3 OF 8 PAGES

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only)

    Thomas Weisel Capital Partners LLC                          94-3331306

2.  Check the Appropriate Box if a member of a Group         (a) [   ]
    (See Instructions.)                                      (b) [ X ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

  NUMBER OF      5.      SOLE VOTING POWER
                         0
   SHARES
                 6.      SHARED VOTING POWER
 BENEFICIALLY            5,213,538

OWNED BY EACH    7.      SOLE DISPOSITIVE POWER
                         0
PERSON WITH
                 8.      SHARED DISPOSITIVE POWER
                         5,213,538

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,213,538 Shares, comprised of (i) the 4,423,796 shares owned by TWCP Partnership, and (ii) 789,742 shares owned by other investment partnerships of which TWCP LLC is either the general partner or the managing member of the general partner.

10. Check if the Aggregate in Row (9) Excludes Certain Shares    [   ]
    (See Instructions.)

11. Percent of Class Represented by Amount in Row (9)

          Approximately 9.5%

12. Type of Reporting Person (See Instructions.)

          IA, OO

CUSIP NO. 11679P101                 13G                     PAGE 4 OF 8 PAGES

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only)

    Thomas Weisel Capital Partners, L.P.                        94-3331308

2.  Check the Appropriate Box if a member of a Group         (a) [   ]
    (See Instructions.)                                      (b) [ X ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

  NUMBER OF      5. SOLE VOTING POWER
                        0
   SHARES
                 6. SHARED VOTING POWER
 BENEFICIALLY           4,423,796

OWNED BY EACH    7. SOLE DISPOSITIVE POWER
                        0
PERSON WITH
                 8. SHARED DISPOSITIVE POWER
                        4,423,796

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,423,796 Shares

10. Check if the Aggregate in Row (9) Excludes Certain Shares   [    ]
    (See Instructions.)

11. Percent of Class Represented by Amount in Row (9)

          Approximately 8.1%

12. Type of Reporting Person (See Instructions.)

          PN

                                SCHEDULE 13G


          This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Bruker AXS Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of Thomas Weisel Partners Group LLC ("TWP Group"), Thomas Weisel Capital Partners LLC ("TWCP LLC"), and Thomas Weisel Capital Partners, L.P. ("TWCP Partnership") (collectively, the "Reporting Persons"). TWP Group is the managing member of TWCP LLC. TWCP LLC is the managing member of TWCP Partnership. The percentages reported herein are based on there being 54,830,338 shares of Common Stock issued and outstanding, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 on December 14, 2001.


Item 1(a).  Name of Issuer:

                Bruker AXS Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                5465 East Cheryl Parkway
                Madison, Wisconsin  53711

Item 2(a).  Name of Person Filing:

                This Schedule 13G is filed by TWP Group, TWCP LLC, and TWCP Partnership.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                One Montgomery Street, Suite 3700
                San Francisco, CA  94104

Item 2(c).  Citizenship:

                Each of the Reporting Persons is a citizen of Delaware.

Item 2(d).  Title of Class of Securities:

                Common Stock, Par Value $0.01 per share.

Item 2(e).  CUSIP Number:

                11679P101

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:

                Not Applicable.

Item 4.  Ownership.

TWP Group

          (a) Amount beneficially owned: 5,230,769 Shares, comprised of (i) the 5,213,538 shares owned by TWCP LLC, and (ii) 17,231 shares owned by a general partnership which is managed by an officer of TWP Group.

          (b) Percent of class: Approximately 9.5% of the outstanding
Common Stock

          (c) Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: 0

              (ii)   Shared power to vote or to direct the vote:  5,230,769

              (iii)  Sole power to dispose or to direct the disposition of: 0

              (iv)   Shared power to dispose or to direct the disposition of:
                     5,230,769

TWCP LLC

          (a) Amount beneficially owned: 5,213,538 Shares, comprised of (i) the 4,423,796 shares owned by TWCP Partnership, and (ii) 789,742 shares owned by other investment partnerships of which TWCP LLC is either the general partner or the managing member of the general partner.

          (b) Percent of class: Approximately 9.5% of the outstanding
Common Stock

          (c) Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: 0

              (ii)   Shared power to vote or to direct the vote: 5,213,538

              (iii)  Sole power to dispose or to direct the disposition of: 0

              (iv)   Shared power to dispose or to direct the disposition of:
                     5,213,538

TWCP Partnership

          (a) Amount beneficially owned: 4,423,796 Shares

          (b) Percent of class: Approximately 8.1% of the outstanding
Common Stock

          (c) Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: 0

              (ii)   Shared power to vote or to direct the vote: 4,423,796

              (iii)  Sole power to dispose or to direct the disposition of: 0

              (iv)   Shared power to dispose or to direct the disposition of:
                     4,423,796

          Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:

                Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

                Not Applicable.

Item 9.  Notice of Dissolution of Group:

                Not Applicable.

Item 10.  Certification:

                Not Applicable.

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2002

                                THOMAS WEISEL PARTNERS GROUP LLC


                                By: /s/ David A Baylor
                                   ------------------------------------
                                   David A. Baylor,
                                   General Counsel & Secretary


                                THOMAS WEISEL CAPITAL PARTNERS LLC


                                By: /s/ Marianne Winkler
                                   ------------------------------------
                                   Marianne Winkler,
                                   Chief Financial Officer, Private Equity


                                THOMAS WEISEL CAPITAL PARTNERS, L.P.

                                By:  Thomas Weisel Capital Partners LLC,
                                     its general partner


                                     By: /s/ Marianne Winkler
                                        -------------------------------
                                        Marianne Winkler,
                                        Chief Financial Officer, Private Equity

                                                                   EXHIBIT A

                           JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock, Par Value $0.01 per share, of Bruker AXS Inc., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 13, 2002

                                THOMAS WEISEL PARTNERS GROUP LLC


                                By: /s/ David A Baylor
                                   ------------------------------------
                                   David A. Baylor,
                                   General Counsel & Secretary


                                THOMAS WEISEL CAPITAL PARTNERS LLC


                                By: /s/ Marianne Winkler
                                   ------------------------------------
                                   Marianne Winkler,
                                   Chief Financial Officer, Private Equity


                                THOMAS WEISEL CAPITAL PARTNERS, L.P.

                                By:  Thomas Weisel Capital Partners LLC,
                                     its general partner


                                     By: /s/ Marianne Winkler
                                        -------------------------------
                                        Marianne Winkler,
                                        Chief Financial Officer, Private Equity